Mail Stop 4561

September 10, 2007

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 02/28/07**
> **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your response letter dated July 26, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 3 – Property Acquisitions, page 61

1. We note your response to comment 4; however, you did not adequately address whether or not the undivided interests are subject to joint control by the owners, you and Gramercy. Tell us if the approval of both owners is required for decisions regarding the financing, development, sale, or operations of the property. For reference, please see paragraph 11 of SOP 78-9.

Note 6 – Investment in Unconsolidated Joint Ventures, page 65

2. We note your response to comment 5; however, it is not appropriate to include the loan of $109.5 million in your FIN 46(R) analysis under paragraph 5 as an equity investment since this interest is not required to be reported as equity in the financial statements of 800 Third Avenue property-owning entity. Please revise your FIN 46(R) analysis appropriately. Furthermore, you note that you participate significantly in the entity's profit and losses, but that you would not be the primary beneficiary if the entity was a VIE. Please provide us with a more detailed primary beneficiary analysis in your response.

10-Q for the quarter ended March 31, 2007

Condensed Consolidated Statements of Cash Flows, page 6

3. We note your response to comment 11; however, it is not appropriate to present the $1 billion as a cash flow since it does not represent a cash payment or receipt, but rather represents the cash value of SL Green common stock that was issued to acquire the assets and liabilities of Reckson. It appears that you have grossed up both your financing cash inflows and your investing cash outflows in this amount. Please revise your cash flow statement to present only the amount of cash paid as consideration for the purchase of Reckson, net of cash acquired, as a cash outflow with no amount presented as a financing cash inflow, since no cash was actually received as financing. In accordance with paragraph 32 of SFAS 95, please include information regarding this non-cash transaction in your footnote "Supplemental Disclosure of Non-Cash Investing and Financing Activities."

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief